December 11, 2024

Edwin Kim

Matthew Derby

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	RAD Technologies Inc.
Offering Statement on Form 1-A
Filed on September 27, 2024
File No. 024-12513

Dear Messrs. Kim and Derby:

We acknowledge receipt of the comments in the letter dated October 29, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A of RAD Technologies Inc. (the “Company”), which we have set out below, together with our responses.

Offering Circular

Offering Circular Cover Page, page 2

1.	Your cover page should clarify the value of the Bonus Shares as part of the total proceeds, including the range of Bonus Shares that may be issued.

The Company has updated the cover page to clarify the value of the Bonus Shares, including the range of the Bonus Shares that may be issued.

Plan of Distribution and Selling Security Holders, page 28

2.	We note your disclosures regarding the Bonus Shares for Certain Investors, including that eligible investors may receive between 5% to 20% in Bonus Shares, “which effectively gives them a discount on their investment.” Please explain how the Bonus Shares aspect of the offering will comply with Rule 251(d)(3)(ii) of Regulation A.

As discussed with the Staff on our conference call, the Bonus Shares are not intended to function as a discount, but should be more properly viewed as a perk of investing in the offering. Language regarding the Bonus Shares being an implied discount has been removed.

3.	We note that Dealmaker Securities LLC, a registered broker-dealer, has been engaged to provide administrative and compliance related services for this offering. You disclose that Dealmaker is not providing underwriting or placement agency services. We note, however, that Dealmaker will receive a commission based on the amount of shares sold in the offering and its platform must be used for investors to receive bonus shares. Further, it is our understanding that Dealmaker Securities LLC will undergo a FINRA review for its compensation for participating in the offering pursuant to FINRA Rules 5110(j)(15) and (16). Please explain in greater detail as to how Dealmaker platform functions as a part of this offering and its role in structuring and advising you for your Reg. A offering, and how its platform or website provides exposure to the Reg. A offering. Please provide an explanation as to why Dealmaker would not be considered a statutory underwriter under Section 2(a)(11) of the Securities Act.

DealMaker Securities, LLC (“DMS” or the “firm”) is a registered securities broker representing the issuer in a Regulation A offering, particularly supporting operational processing, compliance, and administration of the issuer’s self-directed roadshow. It meets with the definition of underwriter presented in Section 2(a)(11) of the Securities Act of 1934 (the “Act”), because it offers securities for an issuer in connection with the distribution of any security. It does not meet with other aspects of the definition of underwriter, because it does not take on traditional open contractual commitments. When the term underwriter is used in the offering materials, it is being used to describe the purchase of the securities from an issuer by the firm with a view to sell those for the issuer as part of the distribution of the security (the “dealer activity”). The dealer activity is not part of its engaged mandate. If the use of that term to describe what the firm does not do causes confusion, the description can be further defined to outline the activities that in which the firm does not participate and which it does within the definition used in Section 2(a)(11) of the Act.

4.	We note that you will offer Bonus Shares to investors that “reserve” shares through the Dealmaker subscription processing platform prior to qualification. Please clarify in your Q&A section and Summary that such reservations are non-binding. Further, we note that you indicated that you have not provided any solicitation of interest communications in Item 4 of the Part I - Notifications section of your Offering Statement. Please clarify how investors will be solicited to make these advanced reservations to purchase shares of common stock and advise us whether such methods will comply with Rule 255(b) of Regulation A and whether any solicitations of interest will be filed as an exhibit under Item 17(13) of Part II of your Offering Statement.

At the time of the initial filing, no testing the waters materials had been used. Since such time, the Company has distributed such materials and they have been included as Exhibit 13.1 to Offering Statement.

5.	On page 28, we note that you are offering repeat Reg. A investors in this offering an up to a 10% share bonus for subsequent purchases after the initial purchase. Since this bonus offering is only available to repeat purchasers after the initial date of sale and requires a passage of time before investors can qualify for this bonus, it does not appear the offering of these bonus shares will commence within two calendar days after the qualification date of your filing. Given this, those bonus shares do not appear to qualify for the exception to the prohibition against delayed or continuous primary offerings in Rule 251(d)(3)(i)(F) of Regulation A. Please revise your Offering Statement accordingly.

The Company has removed Bonus Shares incentive for repeat investors in this offering.

6.	Please provide more details of the webinar where investors may receive Bonus Shares if they view the webinar and later subscribe to your offering. For example, please clarify if it is primarily a solicitation for your offering, and if so, if it will comply with Rules 251, 254, and 255 of Regulation A for solicitations of interest or preliminary offering circulars.

While the Company fully intends for any webinar it hosts in support of its Offering to comply with the applicable pre-qualification or post-qualification communication rules, the Company has elected to remove the webinar perk.

Investor Fee, page 30

7.	We note that that a 2% Investor Fee is being directly remitted to the Company. Please explain why this amount is not included as part of the offering price and listed as a separate surcharge.

As previously discussed with the Staff, the 2% Investor Fee covers various administration costs associated with the offering, such as expenses related to KYC/AML. The Company considers these to be ancillary fees that are tangential to the investment, and therefore not included in purchase price.

8.	If the investor fee is part of the offering price, please clarify that it is included as part of the $75 million offering limitation for Tier 2 offering, any offering that are integrated for those limitations, and the 10% limitation for non-accredited investors in Rule 251(d)(2)(i)(C) of Regulation A. Further, your cover page, summary, use of proceeds, and the risk factor on page 10 should reflect that the Investor Fee is part of the offering price and offering proceeds. Revise any figures as appropriate.

The Company has updated its disclosure to disclose that the investor fee is included as part of the $75 million offering limitation applicable to the Company, as well as the 10% investment limitation for non-accredited investors, as provided in the subscription agreement.

9.	Please explain what you mean by “[t]his fee is not considered part of the cost basis of the subscribed Securities and will be remitted directly to the Company.”

As explained above, the 2% Investor Fee covers various administration costs associated with the offering. As such, the Company considers these to be ancillary fees that are tangential to the investment and the value of the securities, and therefore not included in purchase price.

Subscription Procedures, page 30

10.	We note that your Offering Circular may be used for up to 3 and a half years, and the offering is expected to last for 2 years. Further, your subscriptions will close on a rolling basis and it appears that you have broad discretion to reject subscribers to your offering. Please provide further details as to the timing and criteria for closing each rolling period and rejecting subscribers. For example, clarify whether such closings or rejections must occur within a set period of time. Further, please advise us whether the discretion provided to you to reject subscribers and choose differing rolling closing dates renders your offering a delayed primary offering, generally prohibited under Rule 251(d)(3) of Regulation A.

The Company will commence the offering, and may accept subscriptions the day the registration becomes qualified through investor commitments. Every subscriber’s subscription is reviewed daily for identity verification, confirmed for their essential pieces of subscription data by the Broker, and presented for acceptance to the Company. The Company may choose to countersign investment subscriptions daily, or less frequently depending on the number of subscriptions received for countersignature. Operationally, with a larger number of subscribers, it is more efficient to handle countersignatures in batches in order to aggregate the amount of time into one processing period, instead of multiple/daily periods over the week/weeks, as well as reconcile the amounts collected reviewing one reconciliation report for each closing/collection. Once the batch processing occurs, the closings become less frequent, but occur prior to the termination date of the offering, which amount to “rolling” closings. With this process, the reviews of the subscriptions do not become less frequent, as they are still reviewed daily as they are received, even if subscriptions are not countersigned daily. If there are any rejections due to issues with identity verification or inability to collect or verify essential pieces of investor data, the rejections will happen daily as part of the reviews. If there are any investor subscriptions presented to the Company for countersignature during a batch process, they will be rejected as of that batch date.

Without a contingency as part of the offering, the Company may opt for a closing within the first month. Should the offering terminate prior to acceptance of any investor commitments by the Company, or if there are any investors that are pending when the offering closes, those investors who are not yet countersigned will receive electronic notice of the termination of their investment commitments.

11.	Your reference that subscription proceeds will be withheld for “processing fees” and a “holdback” for the equivalent to 5% of proceeds for 90 days. Please explain in more detail what these terms mean and the purpose for the holdback.

A holdback is a small amount of the gross proceeds that is retained with the entity that manages the payment processing rails in a processing account for an issuer. This holdback is to ensure the prompt collection of payment processing fees (the costs for the movement of funds from the investors to the issuer for Wires, ACH, and credit card payments), any investor refund/cancellation processing, and any returns/non-sufficient funds processing on settlement of the investor gross proceeds. The latter two, being the predominant use of the holdback, since the timing of cash needs for the processing of those refund/cancellation/settlement issues are entirely outside of the control of the payment processor and is unpredictable. In some cases, these processes are subject to banking laws that automatically deduct funds from the original receiving account. When funds are not present for processing those deductions, it will create additional settlement issues within the ACH processing network.

12.	We note your disclosure that “any investor that will be receiving Bonus Shares will also be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology or via a separate electronic document signature technology employed by the Company.” Please clarify whether all investors are required to register through DealMarker’s platform or whether an alternative method is permitted. If so, please clarify if any alternative method is available to all investors or solely at your discretion. Further, clarify how investors are to subscribe for Bonus Shares, as we note the subscription agreement does not appear to notify you as their qualification for Bonus Shares or how much they would be eligible for.

The Company has clarified its disclosure to explain that all investors are required to register through DealMaker’s platform and that no alternative method is being used. Further, investors in the offering will be directed to the offering website which will allow them to receive the bonus shares for which they are eligible.

Financial Statements, page F-1

13.	Please update your financial statements to include the June 30, 2024 interim financial statements pursuant to Part F/S(c)(1)(i) of Form 1-A.

The Company has updated its financial statements to include the June 30, 2024 interim financial statements.

General

14.	Throughout your Offering Circular you reference your “proprietary AI technology” that is used in your marketing platform. Please provide a definition of what you consider to be Artificial Intelligence or AI technology and explain how it differs from similar non-AI technology and use of algorithms in traditional software tools. Further, clarify whether your “proprietary AI technology” is dependent on the use of open sourced or third-party licensed AI technology and software and how much of it is internally developed. In addition, add or revise your risk factor disclosure as appropriate.

The Company has amended its discussion of its technology to identify how it utilizes its proprietary AI technology, and what makes it unique.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Technologies Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jeremy Barnett, Chief Executive Officer, RAD Technologies Inc.